

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

82-45524

शेयर आणि रोखे विभाग, ... र एवं बॉण्ड विभाग
मध्यवर्ती ... य कार्यालय,
... बैंक भवन,
... कामा मार्ग,
मुं... 00 021.



Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

03050971

जा. क्रमांक / No.: CO/S&B/VR/2003/ 893

दिनांक / तारीख / Date : 28.03.2003

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

03 APR -7 AM 7:21

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2003/890 dated the March 28, 2003 addressed to Bombay Stock Exchange.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

SUPPL

5/30

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2003/890

दिनांक / तारीख / Date : 28.03.2003

Dear Sir,

LISTING AGREEMENT
REVISION IN INTEREST RATES

In terms of Clause 36 of the Listing Agreement, we have to advise that the Bank has decided to revise interest rates as per the annexure - 'A'.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl a.a

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

ANNEXURE -A

Revision in interest rate on Domestic Term Deposits

The revised interest rates payable on domestic term deposits of maturity " 7 days to 14 days" and " 15 days to 45 days" with effect from 27th March 2003 would be as under:

DEPOSITS OF MATURITY 7 DAYS TO 14 DAYS

Amount of Deposit	Existing Rate (%) w.e.f 13.01.2003	Revised Rate (%) w.e.f 27.03.2003
Rs 15 Lakhs and above	4.00	4.25

DEPOSITS OF MATURITY 15 DAYS TO 45 DAYS

Duration	Existing Rate (%) w.e.f 13.01.2003	Revised Rate (%) w.e.f 27.03.2003
15 days to 45 days	4.25	4.50

It has also been decided to quote differential rates for wholesale deposits of Rs 10 Crores and above for maturities of less than 1 year.


TREASURY
DEPTT.
CORPORATE CENTRE MUMBAI